UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-39407

Li Auto Inc.

(Registrant’s Name)

11 Wenliang Street

Shunyi District, Beijing 101399

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

We made an announcement dated September 5, 2021 with The Stock Exchange of Hong Kong Limited in relation to the partial exercise by the joint global coordinators, on behalf of the international underwriters, of the option to purchase additional Class A ordinary shares from us certain stabilizing actions, and the end of the stabilization period in connection with our global offering and listing of Class A ordinary shares on The Stock Exchange of Hong Kong Limited. For details, please refer to exhibit 99.1 to this current report on Form 6-K.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” and similar statements. Statements that are not historical facts, including statements about the allotment and issuance of Class A ordinary shares and additional net proceeds, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. There can be no guarantee that the allotment and issuance of Class A ordinary shares will be completed as planned, or that the expected benefits from the additional net proceeds will be achieved. You should consider the risk factors included in the registration statement (including any documents incorporated by reference), prospectus, and prospectus supplements that have been filed with the U.S. Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement and are based on assumptions that we believe to be reasonable as of this date, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement—Partial Exercise of the Over-Allotment Option Stabilizing Actions and End of Stabilization Period

99.2	Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Li Auto Inc.

By		/s/ Tie Li
Name	:	Tie Li
Title	:	Director and Chief Financial Officer

Date: September 7, 2021